UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 7*


                          TELECOM COMMUNICATIONS, INC.
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                                 NAME OF ISSUER

                    Common Stock, $.001 par value per share.
               --------------------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    879274108
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                                  CUSIP NUMBER

                              Zhihua Wan, Secretary
                        Taikang Capital Managements Corp.
                           #906, 9/F, Yuxing Building,
                          Xihuan Road, Panyu District,
                                Guangzhou, China
                                   F4 GD511490
                              Tel: (8620) 84660365
               --------------------------------------------------
           NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS

                                January 13, 2006
               --------------------------------------------------
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  879274 108

1.   NAME OF REPORTING PERSON:  TAIKANG CAPITAL MANAGEMENTS CORP.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes          No  x

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BRITISH VIRGIN ISLANDS

7.   SOLE VOTING POWER:  39,889,000* shares

8.   SHARED VOTING POWER:  0 shares

9.   SOLE DISPOSITIVE POWER:  39,889,000* shares

10.  SHARED DISPOSITIVE POWER:  0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON:     39,889,000* shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:     Yes          No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          45%

14.  TYPE OF REPORTING PERSON:  CO

* This amount includes warrants to purchase 10,000,000 shares of common stock and 9,889,000 shares of common stock held by Auto Treasure Holding Limited. Through its position as majority owner of Auto Treasure Holding Limited, Taikang Capital Managements Corp. has the power to dispose of or direct the disposition of the shares of common stock and the shares of common stock to be issued upon exercise of the warrants held by Auto Treasure Holdings Limited. As a result, Taikang Capital Managements Corp. may, under the rules of the Securities and Exchange Commission, be deemed the beneficial owner of those shares. Taikang Capital Managements Corp. disclaims beneficial ownership of the shares held by Auto Treasure Holdings, except to the extent of his pecuniary interest therein.

     ITEM 1.    SECURITY AND ISSUER

     This Amendment No. 7 to the Schedule 13D, dated January 26, 2006, of Telecom Communications, Inc., an Indiana Corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is located at Room 1602, 16/F, 5-9 Observatory Court, TST, Hong Kong.

     ITEM 2.    IDENTITY AND BACKGROUND

     This statement is being filed on behalf of Taikang Capital Managements Corporation ("Taikang"), a British Virgin Islands Corporation. Taikang is engaged in investment holdings. The address of Taikang's principal office is #906, 9/F, Yuxing Building, Xihuan Road, Panyu, Guangzhou, China, GD511490.

     (a) During the last five years, no executive officer, director or control person of Taikang has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (b) During the last five years, no executive officer, director or control person of Taikang has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

     ITEM 4.    PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented as follows:

     Taikang has no present intention to engage or cause the Issuer to engage in any transactions or activities specified in paragraphs (a) through (j) of this
Item 4. Taikang has acquired the Common Stock for general investment purposes. Taikang is not party to any agreements to acquire any additional Common Stock at this time. Notwithstanding the foregoing, Taikang retains the right to change their investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In addition, Taikang has the right to elect members to the Issuer's Board of Directors.

     ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this report, Taikang beneficially owns an aggregate of 39,889,000 Shares, which represents 45% of the Issuer's Common Stock.

     (b) As of the date of this report, Taikang has the sole power to vote or direct the voting of, or dispose or direct the disposition of 39,889,000 shares of the Issuer's Common Stock.

     (c) Since the most recent filing on Schedule 13D, Taikang has not engaged in any other transactions other than the one described below.

     (d) Not applicable.

     (e) Taikang remains the beneficial owner of more than 5% of the class of securities described herein.

     ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On January 13, 2006, Taikang entered into a Stock Purchase Agreement (the "Purchase Agreement") with Auto Treasure Holdings Limited, the Issuer's majority shareholder, for the purchase of 200 shares of Auto Treasure's Common Stock for an aggregate purchase price of $6,000,000.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2006

                                TAIKANG CAPITAL MANAGEMENTS CORPORATION


                                /s/ ZHIHUA WAN
                                --------------
                                Zhihua Wan
                                Secretary